Filed by Sezzle Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sezzle Inc.

Commission File No.: 000-56267

Date: March 2, 2022

MERCHANT TEAM | SAMPLE MERCHANT RESPONSES

We are very excited to announce today a merger agreement to join with Zip.

Both our companies share a vision of providing consumers the tools they need to become more financially independent, knowing they are in control of their own tomorrow.

We believe the acquisition will help us grow our platform to ultimately give consumers and merchants more flexibility and choice.

We will remain committed to providing merchants with the best experience and we don’t expect there will be interruption to your service.

We will never stop empowering our customers to be bold and fearless, and we are super pumped for what the future holds.

FAQ’s for Merchants

Q. Merchant wants know how this impacts them and their user experience

There is no change at this time. Merchants and consumers can expect to continue to receive the same outstanding service they're used to. Zip and Sezzle will continue to operate their products separately for the time being.

Q. Merchant wants to know if they can merge their Sezzle and Zip accounts

Unfortunately, not at this time. Zip and Sezzle will continue to operate their products separately for the time being.

Q. Merchant with both a Sezzle and Zip account wants to know if they will be automatically combined

This is hot-off-the-press news so we are still working through the finer details. As soon as we know more we will be in touch!

Q. Merchant wants to know if they will continue to have the same rate under the combined entity.

There is no change at this time and merchants can expect to continue to receive the same outstanding service they're used to. Zip and Sezzle will continue to operate their products separately for the time being.

Q. Merchant wants to know if there will be any changes to their contract. There is no change at this time. Zip and Sezzle will continue to operate their business partnerships products separately for the time being.

Q. Someone calls in wanting to know more information about the transaction

You can find information on the transaction in the ASX release and on our website, Sezzle.com

Q. Merchant calls in and wants to speak to someone from Sezzle

You’ve called the number for the Sezzle Customer Service Team. Are you a Zip customer or merchant?

●	If merchant: You can contact Sezzle’s Merchant customer service team at 1-888-540-1867 or merchantservices@sezzle.com
●	If customer: You can access Sezzle’s Customer Service portal at 1-888-274-3159

Q. Merchant calls in and is inquiring about their Zip account

We can’t provide assistance with Zip products, we are only for Sezzle-related enquiries at this time. At this time, we remain separate companies.

Q. Merchant wants to know how this impacts them and their user experience

There is no change at this time and our merchants can expect to continue to receive the same outstanding service they're used to.

Until closing, which is not expected until calendar Q3 2022, Zip and Sezzle will continue to operate their products separately for the time being.

Q. What does this deal mean for us? Any operational or otherwise changes or will everything continue to operate as it has been?

The combination of Zip & Sezzle will enable our valued merchant partners to reach even more consumers globally as we continue to invest in brand awareness and differentiate with customer centric product innovation.

Our enhanced scale will help us continue to make strides in removing challenges in the payments process, so that merchants can focus on growing their businesses and driving deeper and more meaningful customer engagement and loyalty.

Q. Will existing contracts be honored or will they have to be renegotiated?

All current contracts will be honored.

Q. What if I have a contract with both Zip and Sezzle?

The acquisition, subject to approvals, is expected to close by the end of the third quarter of CY2022, and until then we will continue to operate as separate companies.

We will keep you informed as it progresses but for the time being, it will be business as usual and will not impact how you partner with us

We will be working through the finer details of the acquisition in the coming months and will be in touch once we have further details.

Q. Will there be any technology integration issues that I need to be prepared for?

Not at this time.

Q. Does my point of contact at Sezzle change?

No. There is no change to our everyday operations. It's business as usual.

Q. Should I continue to work with my Sezzle Account Manager

Yes please.

Q. Which markets does Sezzle currently support, can they help my business?

Sezzle’s Buy now, Pay Later technology is available in the US and Canada. Once we have more details we can discuss this with you further.

Q. Will I have to change the widget on my site?

We have no plans at this time

Q. Are you now offering other products that Zip offers?

At the moment our product offering to both Merchants and consumers will remain the same.

Cautionary Note Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed acquisition of Sezzle Inc. (“Sezzle” or the “Company”) by Zip Co. Limited (“Parent”) (the “Proposed Transaction”), including, but not limited to, statements regarding the expected benefits of the Proposed Transaction and the anticipated timing, completion and effects of the Proposed Transaction, strategies, objectives and the products and markets of Sezzle and Parent. These forward-looking statements generally are identified by the words “believe,” “predict,” “target,” “contemplate,” “potential,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “could,” “will be,” “will continue,” “will likely result,” or similar expressions. Forward-looking statements are predictions, projections and other statements about future events or trends that are based on current expectations and assumptions. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of Sezzle and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Forward looking statements involve inherent known and unknown risks, uncertainties and contingencies, both general and specific, many of which are beyond Sezzle’s control, and there is a risk that such predictions, forecasts, projections, and other forward-looking statements will not be achieved. Actual results may be materially different from those expressed or implied in forward-looking statements and any projections and assumptions upon which these statements are based. These forward-looking statements are subject to a number of risks and uncertainties, including those set out in this document, but not limited to: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the merger agreement by the stockholders of Sezzle or Parent and the receipt of certain U.S. and foreign governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (iv) Sezzle’s and Parent’s ability to increase its merchant network, its base of consumers and underlying merchant sales; (v) Sezzle’s and Parent’s ability to effectively manage growth, sustain its growth rate and maintain its market share; (vi) the impact of Sezzle’s and Parent’s exposure to consumer bad debts and insolvency of merchants; (vii) the impact of key vendors or merchants failing to comply with legal or regulatory requirements or to provide various services that are important to Sezzle’s and Parent’s operations; (viii) the impact of the nature of the integration, support and presentation of Sezzle’s and Parent’s platform by its merchants; (ix) the impact of exchange rate fluctuations in the international markets in which Sezzle and Parent operate; (x) Sezzle’s and Parent’s ability to protect its intellectual property rights; (xi) Sezzle’s ability to achieve its public benefit purpose and maintain its B Corporation certification; (xii) the effect of the announcement or pendency of the Proposed Transaction on Sezzle’s and Parent’s business relationships, operating results, and business generally and the responses of merchants and business partners to the announcement; (xii) risks that the Proposed Transaction disrupts current plans and operations of Sezzle or Parent; (xiii) potential difficulties in retaining Sezzle and Parent customers and employees as a result of the Proposed Transaction; (xiv) risks related to diverting the attention of the management of Sezzle and Parent from each party’s respective ongoing business operations; (xv) Sezzle and Parent’s estimates of its financial performance, including requirements for additional capital and its ability to raise sufficient funds to meet its needs in the future; (xvi) changes in general economic or political conditions; (xvii) changes in the markets in which Sezzle and Parent competes, including with respect to its competitive landscape, technology evolution or regulatory changes; (xviii) the impact of the Buy-Now Pay-Later (“BNPL”) industry becoming subject to increased regulatory scrutiny; (xix) the impact of the costs of complying with various laws and regulations applicable to the BNPL industry in the United States and the international markets in which Sezzle and Parent operate; (xx) the impact of macro-economic conditions on consumer spending; (xxi) slowdowns in securities trading or shifting demand for security trading product; (xxii) the impact of natural disasters or health epidemics, including the ongoing COVID-19 pandemic; (xxiii) legislative or regulatory changes; (xxiv) the impact of operating in a highly competitive industry; (xxv) reliance on third party service providers; (xxvi) the impact of a potential loss of Sezzle’s or Parent’s key partners and merchant relationships; (xxvii) competition in retaining key employees; (xxviii) Sezzle’s and Parent’s reliance on new products and establishment and maintenance of its brand; (xxix) risks related to data security and privacy, including the impact of any data security breaches, cyberattacks, employee or other internal misconduct, malware, phishing or ransomware, physical security breaches, natural disasters, or similar disruptions; (xxx) changes to accounting principles and guidelines; (xxxi) potential litigation relating to the Proposed Transaction that could be instituted against Sezzle, Parent or their respective directors and officers, including the effects of any outcomes related thereto; (xxxii) the outcome of any legal proceedings that may be instituted against Parent or against Sezzle related to the merger agreement or the Proposed Transaction (which may result in significant costs of defense, indemnification and liability), (xxxiii) the price of Sezzle’s or Parent’s securities may be volatile due to a variety of factors; (xxxiv) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities; (xxxv) unexpected costs, charges or expenses resulting from the Proposed Transaction; (xxxvi) the possibility that competing offers or acquisition proposals for Sezzle or Parent will be made, which could result in termination of the merger agreement, (xxxvii) the risk that Parent is unable to consummate the financings contemplated by the merger agreement on acceptable terms or at all, (xxxviii) the risk that Parent shareholders do not approve the Proposed Transaction, if their approval is required, and (xxxix) Parent’s ability to realize the synergies contemplated by the proposed transaction and integrate the business of Sezzle. The risks and uncertainties may be amplified by the COVID-19 pandemic (and related variants), which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic (and related variants) impacts Sezzle’s or Parent’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Parent and Sezzle described in the “Risk Factors” section of Sezzle’s Form 10 filed with the U.S. Securities and Exchange Commission (the “SEC”), Parent’s Form F-4 to be filed with the SEC and other documents filed by either Parent or Sezzle from time to time with the Australian Securities Exchange Ltd (the “ASX”), the Australian Securities & Investments Commission (the “ASIC”) and/or the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that Sezzle presently does not know or that Sezzle currently believes are immaterial that could also cause actual events and results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Sezzle’s expectations, plans or forecasts of future events and views as of the date of this document. These forward-looking statements should not be relied upon as representing Sezzle’s assessment as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and Sezzle assumes no obligation to, and do not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law. Sezzle does not give any assurances that either Parent or Sezzle, or the combined company, will achieve the results or other matters set forth in the forward-looking statements.

Additional Information and Where to Find It

This communication is being made in respect of proposed merger transaction involving the Company and Parent. In connection with the proposed acquisition by Parent of the Company, Parent will file with: (a) the SEC a registration statement on Form F-4, (b) to the extent required by ASIC, a prospectus in Australia with the ASIC in relation to the offer of ordinary shares of Parent, and (c) with the ASX, the Notice of Parent Extraordinary General Meeting in connection with the Parent stockholder approval. The registration statement will include a document that serves as a prospectus of Parent and a proxy statement of the Company (the “proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC, ASIC and the ASX. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, AUSTRALIAN PROSPECTUS (IF ANY), NOTICE OF PARENT EXTRAORDINARY GENERAL MEETING, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus and Australian prospectus (if any) will be mailed to the Company’s security holders when it becomes available. Investors and security holders will be able to obtain the registration statement, the proxy statement/prospectus, the Australian prospectus (if any) and all other relevant documents filed or that will be filed free of charge from the SEC’s website at www.sec.gov or at the ASX’s website at www2.asx.com/au. The documents filed by the Parent or the Company with the SEC and the ASX may also be obtained free of charge at the Parent’s or Company’s website at https://investors.sezzle.com/ and https://zip.com/investors.

Participants in the Solicitation

Parent, the Company and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the Company’s security holders with respect to the Proposed Transaction. Information about Parent’s directors and executive officers is available in Parent’s Annual Report to Stockholders for the fiscal year ended June 30, 2021 filed with the ASX on September 28, 2021. Information concerning the ownership of the Company’s securities by the Company’s directors and executive officers is included in the Company’s Registration Statement on Form 10, filed with the SEC on October 25, 2021. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of the Company’s stockholders in connection with the Proposed Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction (if and when they become available). Security holders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Parent or the Company as indicated above.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to another available exemption.